SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                                 LANOPTICS LTD.
                                 --------------
                                (Name of Issuer)

               Ordinary Shares, nominal value, NIS 0.02 per share
                         (Title of Class of Securities)

                                     M6706C
                                     ------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                   ------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 1, 2000
                       ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 23 Pages
                             Exhibit Index: Page 20

                                  SCHEDULE 13D
CUSIP No. M6706C                                              Page 2 of 23 Pages

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  COMSOR VENTURE FUND (f/k/a COMSOR TRADING FUND LDC)

2         Check the Appropriate Box If a Member of a Group*
                                                a.       [_]
                                                b.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               0
Number of Shares
Beneficially                8             Shared Voting Power
  Owned By                                     3,714,758 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     1,200,000
    With
                            10            Shared Dispositive Power
                                               0

11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                               1,200,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [X]

13        Percent of Class Represented By Amount in Row (11)
                                     17.02%

14        Type of Reporting Person*
                  OO

----
/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. M6706C                                              Page 3 of 23 Pages

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  CTI CAPITAL CORP.

2         Check the Appropriate Box If a Member of a Group*
                                                a.       [_]
                                                b.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization
                  Delaware

                            7             Sole Voting Power
                                                 44,000
Number of Shares
Beneficially                8             Shared Voting Power
  Owned By                                       3,714,758 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       44,000
    With
                            10            Shared Dispositive Power
                                                 1,200,000

11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 1,244,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [X]

13        Percent of Class Represented By Amount in Row (11)
                                     17.64%

14        Type of Reporting Person*
                  CO

----
/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. M6706C                                              Page 4 of 23 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  COMVERSE TECHNOLOGY, INC.

2         Check the Appropriate Box If a Member of a Group*
                                                a.       [_]
                                                b.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization
                  New York

                            7             Sole Voting Power
                                                 257,000
Number of Shares
Beneficially                8             Shared Voting Power
  Owned By                                       3,714,758 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       257,000
    With
                            10            Shared Dispositive Power
                                                 1,200,000

11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 1,457,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [X]

13        Percent of Class Represented By Amount in Row (11)
                                     20.66%

14        Type of Reporting Person*
                  CO

----
/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. M6706C                                              Page 5 of 23 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  QUANTUM INDUSTRIAL PARTNERS LDC

2         Check the Appropriate Box If a Member of a Group*
                                                c.       [_]
                                                d.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               0
Number of Shares
Beneficially                8             Shared Voting Power
  Owned By                                     3,714,758 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               1,200,000

11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                               1,200,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [X]

13        Percent of Class Represented By Amount in Row (11)
                                     17.02%

14        Type of Reporting Person*
                  OO; IV

----

/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. M6706C                                              Page 6 of 23 Pages

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  QIH MANAGEMENT INVESTOR, L.P.

2         Check the Appropriate Box If a Member of a Group*
                                                e.       [_]
                                                f.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               0
Number of Shares
Beneficially                8             Shared Voting Power
  Owned By                                     3,714,758 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               1,200,000

11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                               1,200,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [X]

13        Percent of Class Represented By Amount in Row (11)

                                     17.02%

14        Type of Reporting Person*
                  PN; IA

----
/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. M6706C                                              Page 7 of 23 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  QIH MANAGEMENT, INC.

2         Check the Appropriate Box If a Member of a Group*
                                                g.       [_]
                                                h.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization
                  Cayman Islands

                            7             Sole Voting Power
                                               0
Number of Shares
Beneficially                8             Shared Voting Power
  Owned By                                     3,714,758 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               1,200,000

11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                               1,200,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [X]

13        Percent of Class Represented By Amount in Row (11)
                                     17.02%

14        Type of Reporting Person*
                  CO

----
/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. M6706C                                              Page 8 of 23 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  GEORGE SOROS (in the capacity described herein)

2         Check the Appropriate Box If a Member of a Group*
                                                a.       [_]
                                                b.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                 0
Number of Shares
Beneficially                8             Shared Voting Power
  Owned By                                       3,714,758 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 1,200,000

11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 1,200,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                               [X]

13        Percent of Class Represented By Amount in Row (11)
                                               17.02%

14        Type of Reporting Person*
                  IA

----
/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. M6706C                                              Page 9 of 23 Pages

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  SOROS FUND MANAGEMENT LLC

2         Check the Appropriate Box If a Member of a Group*
                                                a.       [_]
                                                b.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization
                  United States

                            7             Sole Voting Power
                                                 0
Number of Shares
Beneficially                8             Shared Voting Power
  Owned By                                       3,714,758 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 1,200,000

11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 1,200,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [X]

13        Percent of Class Represented By Amount in Row (11)
                                               17.02%

14        Type of Reporting Person*
                  OO; IA

----
/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. M6706C                                             Page 10 of 23 Pages

1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  STANLEY F. DRUCKENMILLER

2         Check the Appropriate Box If a Member of a Group*
                                                a.       [_]
                                                b.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
                                                 0
Number of Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       0
    With
                            10            Shared Dispositive Power
                                                 0

11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                                 0

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [X]

13        Percent of Class Represented By Amount in Row (11)

                                       0%

14        Type of Reporting Person*
                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. M6706C                                             Page 11 of 23 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  ZVI ALEXANDER

2         Check the Appropriate Box If a Member of a Group*
                                                i.       [_]
                                                j.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) [_]

6         Citizenship or Place of Organization
                  Israel

                            7             Sole Voting Power
                                               0
Number of Shares
Beneficially                8             Shared Voting Power
  Owned By                                     3,714,758 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               241,000

11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                               241,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [X]

13        Percent of Class Represented By Amount in Row (11)

                                      3.69%

14        Type of Reporting Person*
                  IN

----
/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
CUSIP No. M6706C                                             Page 12 of 23 Pages


1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Persons

                  RACHEL ALEXANDER

2         Check the Appropriate Box If a Member of a Group*
                                                k.       [_]
                                                l.       [X]

3         SEC Use Only

4         Source of Funds*

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings IS Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization
                  Israel

                            7             Sole Voting Power
                                               0
Number of Shares
Beneficially                8             Shared Voting Power
  Owned By                                     3,714,758 /1/
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     0
    With
                            10            Shared Dispositive Power
                                               241,000

11        Aggregate Amount Beneficially Owned by Each Reporting Person
                                               241,000

12        Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                       [X]

13        Percent of Class Represented By Amount in Row (11)
                                      3.69%

14        Type of Reporting Person*
                  IN

----
/1/ See Items 3 and 4 of the Initial Statement and Item 5 hereof.

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 13 of 23 Pages

               This Amendment No. 1 to Schedule 13D relates to the Ordinary Shares, nominal value NIS 0.02 per share (the "Shares"), of LanOptics Ltd. (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D, dated June 1, 1999 (the "Initial Statement"), filed by the Reporting Persons. This Amendment No. 1 is being filed by the Reporting Persons to report that, as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC, and accordingly no longer may be deemed the beneficial owner of the securities reported herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.


Item 2.        Identity and Background.


               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):


     i)        Comsor   Venture   Fund   (f/k/a   Comsor   Trading   Fund   LDC)
               ("Purchaser");

     ii)       CTI Capital Corp. ("CTI");

     iii)      Comverse Technology, Inc. ("Comverse");

     iv)       Quantum Industrial Partners LDC ("QIP");

     v)        QIH Management Investor, L.P. ("QIHMI");

     vi)       QIH Management, Inc. ("QIH Management");

     vii)      Soros Fund Management LLC ("SFM LLC");

     viii)     Mr. George Soros ("Mr. Soros");

     ix)       Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

     x)        Mr. Zvi Alexander ("Mr. Alexander"); and

     xi)       Ms. Rachel Alexander ("Ms. Alexander").


               This Statement relates to the Shares held for the accounts of the Purchaser, CTI, Comverse and Mr. Alexander and Ms. Alexander.

                                                             Page 14 of 23 Pages

                              The Reporting Persons

               Effective as of July 1, 2000, Mr. Druckenmiller ceased to be the Lead Portfolio Manager of, and is no longer employed by, SFM LLC. Mr. Druckenmiller no longer may be deemed to have investment discretion over the securities held for the account of the Purchaser. As a result, Mr. Druckenmiller no longer may be deemed the beneficial owner of securities held for the account of the Purchaser, and, as of July 1, 2000, is no longer a Reporting Person.

               Effective as of July 1, 2000, as a result of a reorganization of SFM LLC, the Management Committee has been eliminated and there are no longer any Managing Directors. The business of SFM LLC is managed by Mr. Soros, in his capacity as Chairman and President.

               Set  forth  in  Annex  A  hereto,  and  incorporated   herein  by
reference, is updated information concerning the identity and background of the current directors and officers of QIP and QIH Management.

               Information contained herein concerning QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller has been provided by SFM LLC. The Purchaser, CTI, Mr. Alexander and Ms. Alexander assume no responsibility for such information. Information contained herein concerning CTI, Mr. Alexander and Ms. Alexander has been provided by each such Reporting Person. The Purchaser, QIP, QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller disclaim any and all responsibility for such information.

Item 5.        Interest in Securities of the Issuer.


               (a) Each of the Reporting Persons may be deemed the beneficial owner of the number of Shares set forth in Item 11 of such Reporting Person's Cover Page.

               (b) (i) The Purchaser may be deemed to have sole power to direct the disposition of the 1,200,000 Ordinary Shares and Warrants beneficially owned by the Purchaser.

                    (ii) Each of CTI, Comverse, QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros may be deemed to have shared power to direct the disposition of the 1,200,000 Ordinary Shares and Warrants beneficially owned by the Purchaser.

                    (iii)CTI may be deemed to have the sole power to vote and the sole power to direct the disposition of 44,000 Ordinary Shares directly held for the account of and beneficially owned by CTI, and the shared power to direct the disposition of the 600,000 Ordinary Shares and Warrants to acquire an additional 600,000 Ordinary Shares beneficially owned by the Purchaser.

                    (iv) Comverse may be deemed to have the sole power to vote and the sole power to direct the disposition of 257,000 Ordinary Shares directly held for the accounts of and beneficially owned by Comverse and CTI, and the shared power to direct the disposition of the 600,000 Ordinary Shares and Warrants to acquire an additional 600,000 Ordinary Shares beneficially owned by the Purchaser.

                                                             Page 15 of 23 Pages

                    (v) Mr. and Mrs. Alexander may be deemed to have shared power to direct the disposition of the 166,000 Ordinary Shares and Warrants to acquire an additional 75,000 Ordinary Shares and Warrants beneficially owned by Mr. and Ms. Alexander.

                    (vi) By virtue of the relationships between and among the Reporting Persons described in Item 2 of the Initial Statement on Schedule 13D and pursuant to the terms of the Voting Agreement, each of the Reporting Persons may be deemed to share the power to direct the voting of 3,714,758 Ordinary Shares and Warrants beneficially owned by the Reporting Persons, On Lake and the Major Shareholders. This amount includes 91,000 Ordinary Shares currently held by Mr. and Ms. Alexander and 2,173,758 Ordinary Shares believed to be held by the Major Shareholders and does not include the Ordinary Shares held directly for the accounts of CTI and Comverse.

               Each of QIP, QIHMI, QIH Management, SFM LLC and Mr. Soros expressly disclaims beneficially ownership of any Ordinary Shares or Warrants held directly for the accounts of On Lake, Mr. and Ms. Alexander and the Major Shareholders. Each of CTI and Comverse expressly disclaims beneficial ownership of any Ordinary Shares or Warrants held directly for the accounts of On Lake, Mr. and Ms. Alexander and the Major Shareholders. Mr. and Ms. Alexander expressly disclaim beneficial ownership of any Ordinary Shares or Warrants held directly for the accounts of On Lake, CTI, Comverse, the Purchaser and the Major Shareholders.

                    (c) Except for the transactions listed on Annex B hereto, all of which were effected in the over-the-counter market in routine brokerage transactions, there have been no transactions effected with respect to the Shares since May 14, 2000 (60 days prior to the date hereof) by any of the Reporting Persons.

                    (d) CTI and QIP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Securities held for the account of the Purchaser in accordance with their ownership interests in the Purchaser.

                    (e) As of July 1, 2000, Mr. Druckenmiller ceased to be the beneficial owner of more than five percent of the Shares.

Item 7.        Material to be Filed as Exhibits.

               The Exhibit Index is incorporated herein by reference.

                                                             Page 16 of 23 Pages


                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: July 13, 2000

                                COMSOR VENTURE FUND

                                By:     /S/ J. ("KOBI") ALEXANDER
                                        ---------------------------------------
                                        J. ("Kobi") Alexander
                                        Director


                                CTI CAPITAL CORP.

                                By:     /S/ J. ("KOBI") ALEXANDER
                                        ---------------------------------------
                                        J. ("Kobi") Alexander
                                        Chairman


                                COMVERSE TECHNOLOGY, INC.

                                By:     /S/ J. ("KOBI") ALEXANDER
                                        ---------------------------------------
                                        J. ("Kobi") Alexander
                                        Chairman


                                QUANTUM INDUSTRIAL PARTNERS LDC

                                By:    /S/ RICHARD D. HOLAHAN, JR.
                                       ----------------------------------------
                                       Richard D. Holahan, Jr.
                                       Attorney-in-Fact


                                QIH MANAGEMENT INVESTOR, L.P.

                                By:     QIH Management, Inc.,
                                        its General Partner

                                By:     /S/ RICHARD D. HOLAHAN, JR.
                                        ---------------------------------------
                                        Richard D. Holahan, Jr.
                                        Secretary

                                                             Page 17 of 23 Pages

                                QIH MANAGEMENT, INC.

                                By:     /S/ RICHARD D. HOLAHAN, JR.
                                        ---------------------------------------
                                        Richard D. Holahan, Jr.
                                        Secretary


                                 SOROS FUND MANAGEMENT LLC

                                 By:    /S/ RICHARD D. HOLAHAN, JR.
                                        ---------------------------------------
                                        Richard D. Holahan, Jr.
                                        Assistant General Counsel


                                 GEORGE SOROS

                                 By:    /S/ RICHARD D. HOLAHAN, JR.
                                        ---------------------------------------
                                        Richard D. Holahan, Jr.
                                        Attorney-in-Fact


                                 STANLEY F. DRUCKENMILLER

                                 By:    /S/ RICHARD D. HOLAHAN, JR.
                                        ---------------------------------------
                                        Richard D. Holahan, Jr.
                                        Attorney-in-Fact


                                 ZVI ALEXANDER

                                 /S/ ZVI ALEXANDER
                                 ----------------------------------------------


                                 RACHEL ALEXANDER

                                 /S/ RACHEL ALEXANDER
                                 ----------------------------------------------


                                                                                                     Page 18 of 23 Pages

                                                         ANNEX A

                                Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------

    Curacao Corporation                           Managing Director of                       Kaya Flamboyan 9
    Company N.V.                                  Netherlands Antilles                       Willemstad
      Managing Director                           corporations                               Curacao,
      (Netherlands Antilles)                                                                 Netherlands Antilles

    Inter Caribbean Services Limited              Administrative services                    Citco Building
      Secretary                                                                              Wickhams Cay
      (British Virgin Islands)                                                               Road Town
                                                                                             Tortola
                                                                                             British Virgin Islands


                                        Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------

    Frank V. Sica                                 Managing Partner of Soros Private Equity   888 Seventh Avenue
    Director and President                        Partners LLC                               28th Floor
    (United States)                                                                          New York, NY  10106

    Michael C. Neus                               Deputy General Counsel of SFM LLC and      888 Seventh Avenue
    Director and Vice President                   General Counsel of Soros Private Funds     33rd Floor
    (United States)                               Management LLC                             New York, NY  10106

    Eve Mongiardo                                 Chief Financial Officer of                 888 Seventh Avenue
    Director and Treasurer                        Soros Private Funds Management LLC         28th Floor
    (United States)                                                                          New York, NY  10106

    Richard D. Holahan, Jr.                       Assistant General Counsel of               888 Seventh Avenue
    Secretary                                     SFM LLC                                    33rd Floor
    (United States)                                                                          New York, NY  10106

          To the best of the Reporting Persons' knowledge:

          (a)  None of the above persons hold any Shares.

          (b)  None of the above persons has any contracts,  arrangements,  understandings or relationships with respect to the Shares.


                                                                                                     Page 19 of 23 Pages

                                                         ANNEX B

                                        RECENT TRANSACTIONS IN THE SECURITIES OF
                                                     LANOPTICS LTD.


                                    Date of               Nature of              Number of
For the Account of                 Transaction           Transaction            Securities                 Price
------------------                 -----------           -----------            ----------                 -----
Mr. Alexander/Ms. Alexander          6/15/00                 SALE                   1,400                  $16.500

Mr. Alexander/Ms. Alexander          6/15/00                 SALE                    900                   $16.500

Mr. Alexander/Ms. Alexander          6/15/00                 SALE                   2,500                  $16.250

Mr. Alexander/Ms. Alexander          6/15/00                 SALE                   2,500                  $16.250

Mr. Alexander/Ms. Alexander          6/16/00                 SALE                   1,000                  $15.500

Mr. Alexander/Ms. Alexander          6/16/00                 SALE                   1,500                  $15.500

Mr. Alexander/Ms. Alexander          6/20/00                 SALE                   2,500                  $15.937


                                                             Page 20 of 23 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------



9.        Power of Attorney,  dated as of January 27, 2000, granted by
          Mr.  George  Soros in favor of Mr.  Michael  C. Neus and Mr.
          Richard D. Holahan, Jr......................................     21

10.       Power of Attorney,  dated as of January 27, 2000, granted by
          Mr. Stanley F. Druckenmiller in favor of Mr. Michael C. Neus
          and Mr. Richard D. Holahan, Jr. ............................     22

11. Power of Attorney, dated as of January 24, 2000, granted by Quantum Industrial Partners LDC in favor of Mr. Michael C.
          Neus and Mr. Richard D. Holahan, Jr.........................     23